VIA E-MAIL

                                     March 2, 2018

Thomas S. Harman, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave, NW
Washington, DC 20004

Re:    Weiss Strategic Interval Fund (the "Fund")
       Registration Statement on Form N-2
       Registration No. 811-23298

Dear Mr. Harman:

We have reviewed the registration statement referenced above that was filed on February 1, 2018 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.
All defined terms have the meanings ascribed to them in the prospectus.

Prospectus

Item 3. Fee Table (page 2)

1. Please present the fee table footnote disclosure in non-italic type.

2. Please add footnote disclosure stating that, although the Fund, and therefore its shareholders, indirectly incur the fees and expenses of the REITs and MLPs in which it invests, they are not included in the Fund's Fee Table and Example presentation.

3. We note from page 4 that the Fund may invest in the securities of other investment companies, including ETFs, yet the Fund's Fee Table does not include an "Acquired Fund
   Fees & Expenses" line item. Please confirm to us in your response letter that the Fund will not in the upcoming year make investments in an "Acquired Fund" (as defined in Instruction
   10 to Item 3 of Form N-2) at the level that triggers the need for the additional line item of
   Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Fund does not intend to invest in an Acquired
   Fund.
 Example (page 3)

4. Footnote (1) to the fee table states that the fee table presentation does not reflect the payment of an Incentive Fee to the Adviser because the incentive fee is prospective in nature and, therefore, it cannot be determined as of the date of this Prospectus whether the Adviser will be entitled to an Incentive Fee for the Fund's current fiscal year. The narrative accompanying the Example states that it is based on the expenses set forth in the fee table;
   therefore, the Example does not give effect to the Incentive Fee. However, because the
   Fund's net profits Incentive Fee represent a material expense, we believe that excluding a presentation of its full impact from the disclosure accompanying the Example would potentially understate the expenses that could be borne by shareholders. Therefore, the narrative accompanying the Example should present the 1, 3, 5 and 10-Year expenses assuming that the five percent return required by Form N-2 results entirely from the applicable Investment Profits in excess of Unrecouped Investment Losses (making the entire
   5% return subject to the 20% Incentive Fee).

8.2 Investment Objective and Policies (page 4)

5. The disclosure presented in the fourth paragraph states that the Fund may use borrowings, including loans from certain financial institutions and the issuance of debt securities
   (collectively, "Borrowings"), in an aggregate amount of up to 33 1/3% of the Fund's total assets immediately after such Borrowings. Furthermore, although it has no current intention to do so, the Fund may add leverage to its portfolio through the issuance of Preferred Shares in an aggregate amount of up to 50% of the Fund's total assets immediately after such issuance. Disclose whether or not the Fund expects to incur Borrowings and/or issue
   Preferred Shares within 12 months from the date of the prospectus. If the Fund expects to incur Borrowings or issue Preferred Shares during this 12-month period then also provide an estimate of the costs of issuing and servicing Borrowings and/or Preferred Shares in a line item presentation to the Fund's Fee Table.


Derivatives (page 9)

6. To the extent that the Fund may materially invest in derivatives, please expand the disclosure to include additional strategy and risk disclosure, as applicable, relating to the types of derivatives in which the Fund intends to invest. See Letter from Barry D. Miller,
   Associate Director, Division of Investment Management, SEC to Karrie McMillan, General
   Counsel, ICI (July 30, 2010).

7. In an appropriate section of the prospectus, disclose how, per the terms of the Investment
   Advisory Agreement, interest rate swaps, credit default swaps, total return swaps and other derivatives will be treated for purposes of calculating the net profits on which the Incentive
   Fee is payable.




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 8.3. Risk Factors - (b) Effects of Leverage (page 26)

8. Expand the disclosure to clarify that all of the expenses of the Fund, including the cost of issuing and servicing of Preferred Share and/or Borrowings, are borne solely by the Fund's common shareholders.

Item 9.1(b) Investment Adviser (page 29)


9. The disclosure states that "Investment Profits" refers to an increase in the NAV of a share attributable to the net realized and unrealized gains arising from the Fund's investment activities during the calendar quarter. Clarify whether there is any clawback of Incentive
   Fees paid in respect of unrealized gains that subsequently result in a decrease in NAV not covered by Investment Profits.

10. We note that Section 7.(b) of the Investment Advisory Agreement states that "the Adviser does not need to `earn back' Incentive Fees previously paid to it in order to recognize profits subject to additional Incentive Fees." Please add this statement to the prospectus disclosure.

11. Please expand the Incentive Fee disclosure to provide examples demonstrating the calculation and application of Investment Profits, Unrecouped Investment Losses and the
    Incentive Fee under various scenarios over several calculation periods.

Item 9.1(d) Administrator (page 31)

12. Disclose the amount of compensation to which the Administrator will be entitled.

Item 9.1(f) Expenses (page 31)

13. In your response letter, identify which of the Fund's Fee Table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the Example presentation.

Preferred Shares (page 33)

14. The second paragraph states that that there can be no assurances that the Fund will not issue
    Preferred Shares. Amplify the disclosure to highlight the circumstances under which the
    Fund would likely issue Preferred Shares.

15. Please expand the disclosure presented in the third paragraph to clarify that the issuance of preferred shares by the Fund will result in a diminution of voting power of its Common
    Shareholders.



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 Statement of Additional Information

Item 17. Investment Objectives and Policies (page 1)

16. In the second fundamental investment restriction pertaining to industry concentration, please insert the phrase "or group of industries" after the phrase "in any single industry."


Item 24. Financial Statements (page 11)

17. Disclose in the notes to the Statements of Assets and Liabilities under Organization and
    Offering Costs an estimate of the amount of expenses Somerset Reinsurance Ltd. will pay in connection with the organization and offering of shares of the Fund. In your response letter confirm that Somerset Reinsurance Ltd. does not have the ability under the agreement to seek reimbursement for expenses paid on behalf of the Fund. Additionally, provide in correspondence a description of the relationship or affiliation that Somerset Reinsurance
    Ltd. has with the Advisor.

Closing

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




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 Should you have any questions regarding this letter, please contact me at
(202) 551-6964.

                                                    Sincerely,

                                                   /s/ Dominic Minore
                                                   Dominic Minore
                                                   Senior Counsel




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